FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 07, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 07, 2005                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                       Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

04 February 2005      Abacus  (GSK)   Trustees   Limited,   as  trustee  of  the
                      GlaxoSmithKline   Employee   Trust,   ("the  GSK  Trust"),
                      transferred 25,892 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share
                      Option Plan 1991.



The Company was advised of these transactions on 07 February 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

07 February 2005

                        Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


04 February 2005   The  Administrators  of the  SmithKline  Beecham  Employee
                   Benefit Trust notified the Company on 07 February  2005 that
                   2,087  Ordinary  shares in the Company had been sold on 04
                   February  2005 on behalf of a participant in the  SmithKline
                   Beecham Bonus Investment Plan at a price of (pound)11.882 per share.

                   The Trust also notified the Company on 07 February 2005 that 3,012 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus Investment Plan.




The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

07 February 2005